UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Bellerophon Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

078771102
(CUSIP Number)

September 29, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☑            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	078771102	13G/A

1	NAME OF REPORTING PERSONS Linde North America, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,271,796
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,271,796
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,271,796
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.55% (for calculation see Item 4(b) below)
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

(a)	Name of Issuer:

Bellerophon Therapheutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Bellerophon Therapheutics, Inc.
184 Liberty Corner Road
Suite 302
Warren, New Jersey 07059

Item 2.

(a)	Name of Person Filing:

Linde North America, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

Linde North America, Inc.
200 Somerset Corporate Boulevard
Bridgewater, New Jersey 08807

(c)                  Citizenship:

Linde North America, Inc. is a Delaware corporation

(d)                 Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)                  CUSIP No.:

078771102

Item 3.	If this statement is filed pursuant to §§240.13d–1(b), or 240.13d–2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

(a)	Amount beneficially owned:

Linde North America, Inc. may be deemed the beneficial owner of 5,271,796 shares of Common Stock that it holds directly.

(b)                  Percent of class:

Linde North America, Inc.: 9.55%

Calculation of percentage based on 55,179,788 shares issued and outstanding of the Issuer’s Common Stock as of November 1, 2017 as per the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on November 7, 2017.

(c)                  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

5,271,796

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

5,271,796

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2018

Linde North America, Inc.

By:	/s/ Jens Luehring
Name: Jens Luehring
Title: Chief Executive Officer